

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 12, 2023

David Byrnes
Chief Financial Officer
Madison Square Garden Entertainment Corp.
Two Pennsylvania Plaza
New York, New York 10121

> **Re: Madison Square Garden Entertainment Corp.**
> **Draft Registration Statement on Form S-1**
> **Submitted September 7, 2023**
> **CIK No. 0001952073**

Dear David Byrnes:

This is to advise you that we do not intend to review your registration statement.

We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Rucha Pandit at 202-551-6022 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Robert Downes